UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2009

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ • • • Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

EVOTEC AG

Form 6-K

OTHER INFORMATION

On May 7, 2009, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) issued a press release announcing that it will acquire the zebrafish screening operations of Summit Corporation plc.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By: /s/ Klaus Maleck

      Klaus Maleck

      Chief Financial Officer

Date: May 8, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated May 7, 2009—Evotec Acquires Zebrafish Screening Operations of Summit Corporation

Exhibit 99.1

May 7, 2009

Evotec Acquires Zebrafish Screening Operations of Summit Corporation

•	Strong addition to Evotec’s core business in drug discovery
•	Acquisition against £ 0.5 million cash in 2009 expected to add approximately £ 1.5 million revenues in 2010
•	Additional expansion of geographic reach to Asia

Hamburg, Germany – Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) today announced that the Company will acquire the ze-brafish screening operations of Summit Corporation plc, including operations in Abingdon, UK, and Singapore, for £ 0.5 million in cash.

Summit’s zebrafish technology is a strong addition to Evotec’s industrialized high-quality drug discovery platform. This capability is valuable to drug discovery as it provides important whole organism data about the safety and toxicity of drug-like molecules at an early stage of lead optimization. It thereby allows prioritization of the most promising compounds early in the drug discovery process, reducing the risk of potential later-stage failure and, ultimately, lowering costs in drug discovery and development.

Founded in 2003, Summit has built the world’s leading zebrafish capability. The company had collaborated with more than 25 pharmaceutical companies worldwide. The alliances include a three-year research agreement with Johnson & Johnson signed at the end of 2008 to support the development of new assays using the zebrafish platform as well as collaborations with Bayer-Schering, Merck KGaA, Merz, Roche and Servier. Evotec expects this business to contribute revenue in 2009 (May to December) and to rapidly grow revenue and profitability over the next two years.

Dr Mario Polywka, Chief Operating Officer of Evotec commented: “We get access to a portfolio of validated safety pharmacology and toxicology assays and disease models for target validation that enjoy growing interest in our industry. The integration of this business offers significant synergies, including the move of Summit’s UK operations into our facilities in Abing-don, the integration of this offering into our global sales and marketing network as well as the use of the Singapore facility as a base to target new growth markets in the Far East, expanding our current business reach.”

Dr Werner Lanthaler, Chief Executive Officer of Evotec, added: “Through this small acquisition of Summit’s zebrafish operations we are enhancing our world-class drug discovery platform. Besides strict cost containment one core element of our Evotec 2012 Action Plan to Focus and Grow is the further investment and expansion of our unique Discovery Alli-

ance Business. This transaction is a first example of how we will continue to develop this business to build on our world-class leadership role.”

Background information

About zebrafish screening technology

Zebrafish have the potential to accelerate and de-risk the drug discovery and development process by reducing attrition rates and lowering the development cost of producing new drugs. Zebrafish are well-characterised model organisms and are used in the screening of potential drug candidates to provide invaluable in vivo safety and efficacy data from the earliest stages of drug discovery and throughout the development process. With a significant genetic similarity to humans and the presence of many vital organs including the heart, brain and liver, the larval zebra-fish is highly suitable for screening potential drug candidates for efficacy and safety effects. Screening in zebrafish provides many advantages over other established in vivo models by allowing large numbers of compounds to be rapidly profiled using small amounts of compound.

Summit has developed a range of high-throughput safety pharmacology and toxicity screens and also several important zebrafish disease models that can be used to identify and evaluate potential new drug candidates.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. The Company has built substantial drug discovery expertise and an industrialized platform that can drive new innovative small molecule compounds into the clinic. In addition, Evotec has built a deep internal knowledge base in the treatment of diseases related to neuroscience, pain, and inflammation. Leveraging these skills and expertise the Company intends to develop best-in-class differentiated therapeutics and deliver superior science-driven discovery alliances with pharmaceutical and biotechnology companies.

Evotec has long-term discovery alliances with partners including Boehringer Ingel-heim, CHDI, Novartis, Ono Pharmaceutical and Roche. The Company has a P2X7 antagonist for the treatment of inflammatory diseases in clinical development and a series of preclinical compounds and development partnerships, including a strategic alliance with Roche for EVT 101, a subtype selective NMDA receptor antagonist for use in treatment-resistant depression.

About Summit plc

Summit plc is a UK based drug discovery company with a major focus on developing new therapeutics from its iminosugar drug discovery platform.

Summit believes iminosugars are the key to gaining access to several disease mechanisms where classical drugs have had little success, and thus offer a major opportunity for the discovery and development of new medicines.

Carbohydrates (sugars) play critical roles in maintaining correct functioning of many normal processes in healthy individuals and errors in carbohydrate recognition or modification can lead to malfunction in cells resulting in disease. Imino-sugars have the potential to mimic carbohydrates or to interact with processes which manipulate carbohydrates to modify activity or to correct aberrant function. Additionally, iminosugars, due to their sugar-like properties, have important effects when interacting with many other unexploited therapeutic targets.

Summit is at the forefront of developing new iminosugar drug candidates with a focus in two therapeutics areas: anti-infectives and metabolic diseases.

Commercially, Summit has a track record of signing programme agreements and currently has an out-licensed product portfolio comprising of four drug programmes with BioMarin, Orient Europharma, Evolva and the Lilly TB Drug Discovery Initiative. In the future these programmes may generate success based milestone payments and royalties for Summit.

In addition, Summit owns Dextra Laboratories, a business unit that operates independently to Summit, which offers specialist carbohydrate chemistry services to third parties on a fee-for-service or collaborative basis.

The company listed on the alternative investment market (AIM) of the London Stock Exchange in October 2004—symbol: SUMM. Further information about the company is available at www.summitplc.com.

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning future revenues in connection with the acquisition of Summit’s zebrafish screening operations, the capabilities of zebrafish technology and its value to the drug discovery process, regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risks that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.